

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

June 18, 2019

Steven Boehm, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street, NW Suite 700
Washington, DC 20001

Re: GSV Capital Corp., et al., File No. 812-14948

Dear Mr. Boehm:

By Form APP-WD filed with the Securities and Exchange Commission on April 2, 2019, you requested, on behalf of applicants, that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/

David Marcinkus
Branch Chief
Chief Counsel's Office

cc: Mark D. Klein, GSV Capital Corporation
Payam Siadatpour, Esq., Eversheds Sutherland (US) LLP